UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

MORGAN STANLEY

(Name of Issuer)

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

617446448

(CUSIP Number)

Akira Kamiya

Managing Officer

Mitsubishi UFJ Financial Group, Inc.

7-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8330

Japan

81-3-3240-1111

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 17, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

13D

CUSIP No. 617446448
1.	Name of reporting person: Mitsubishi UFJ Financial Group, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions): AF
5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: Tokyo, Japan
Number of shares beneficially owned by reporting person with	7.	Sole voting power: 19.73%**
	8.	Shared voting power: N/A
	9.	Sole dispositive power: 19.73%**
	10.	Shared dispositive power: N/A
11.	Aggregate amount beneficially owned by each reporting person: 359,713,710 shares **
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11): 19.73%**
14.	Type of reporting person (see instructions): CO

**	Includes 2,696,622 shares of common stock of Morgan Stanley that certain affiliates of the reporting person held solely in a fiduciary capacity as the trustee of trust accounts or as the manager of investment funds, other investment vehicles and managed accounts as of October 31, 2010. Such shares represent approximately 0.15% of the 19.73% reported in row 13 above. The reporting person disclaims beneficial ownership of such shares.

This statement (this “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D, filed on October 23, 2008, as amended by the first amendment thereto, filed on October 30, 2008, the second amendment thereto, filed on May 22, 2009, the third amendment thereto, filed on June 11, 2009, the fourth amendment thereto, filed on April 1, 2010 and the fifth amendment thereto, filed on May 3, 2010 (the “Schedule 13D”), by Mitsubishi UFJ Financial Group, Inc. (“MUFG”), a joint stock company incorporated in Japan, with respect to shares of common stock (the “Common Stock”) of Morgan Stanley, a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

In addition to the 357,017,088 shares of Common Stock held by MUFG directly (including the shares of Common Stock issuable upon full conversion of the Series B Preferred Stock), as of October 31, 2010, certain affiliates of MUFG held in the aggregate 2,696,622 shares of Common Stock (the “Managed Shares”) solely in a fiduciary capacity as the trustee of trust accounts or as the manager of investment funds, other investment vehicles and managed accounts. MUFG disclaims beneficial ownership of the Managed Shares.

Except as noted above, Item 3 of the Schedule 13D is hereby incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

(a) Rows (7) through (11) and (13) of the cover pages to this Statement are hereby incorporated by reference. For purposes of calculating the percentages set forth in this Item 5, the number of shares outstanding is assumed to be 1,823,341,430 (which is the number of shares of Common Stock outstanding as of October 31, 2010, as reported by the Company in its quarterly report on Form 10-Q, filed on November 8, 2010, plus the shares of Common Stock issuable upon conversion of the Series B Preferred Stock at the Initial Conversion Price).

As of October 31, 2010, MUFG beneficially owns 357,017,088 shares of Common Stock, comprised of shares of Common Stock owned by MUFG as well as the shares of Common Stock issuable upon full conversion of the Series B Preferred Stock held by MUFG at the Initial Conversion Price.

In addition, MUFG may be deemed to be the beneficial owner of the Managed Shares. MUFG disclaims beneficial ownership of the Managed Shares.

The shares of Common Stock beneficially owned by MUFG (if MUFG is deemed to have beneficial ownership over the Managed Shares) represent approximately 19.73% of the outstanding shares of Common Stock (assuming full conversion of all of the shares of Series B Preferred Stock held by MUFG at the Initial Conversion Price and further assuming no conversion of any other securities not beneficially owned by MUFG that are convertible or exchangeable into shares of Common Stock). The primary reason for the decrease in MUFG’s beneficial ownership percentage from the last amendment to the Schedule 13D is the issuance of new shares of Common Stock by the Company on August 17, 2010 that were purchased by Best Investment Corporation (which is a subsidiary of China Investment Corporation) in connection with certain PEPS units held by Best Investment Corporation. Until Morgan Stanley filed its quarterly report on Form 10-Q on November 8, 2010, MUFG was unable to calculate the decreased beneficial ownership percentage.

(b) Subject to the right of clients to withdraw their assets, including the Managed Shares managed by MUFG’s affiliates, MUFG has the sole power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by it (including the shares of Common Stock issuable upon conversion of the Series B Preferred Stock and the Managed Shares if MUFG is deemed to have beneficial ownership of the Managed Shares) as indicated in rows (7) through (11) and (13) of the cover pages to this Statement.

(c) Except as described herein, neither MUFG nor, to its knowledge, any of its directors or executive officers has engaged in any transactions in shares of the Company’s Common Stock in the past 60 days except transactions in a fiduciary capacity as described under Item 3.

(d) No other person is known by MUFG to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company’s securities beneficially owned by MUFG, except that, if MUFG is deemed to have beneficial ownership of the Managed Shares, dividends and the proceeds from the sale of Managed Shares will be the property of the customers for whom such Managed Shares are managed.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2010

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ Akira Kamiya
Name:	Akira Kamiya
Title:	Managing Officer

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